UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 6, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a stock exchange announcement dated 5 March 2014 entitled ‘VODAFONE GROUP PLC (the “Company”) DIRECTORATE CHANGE’

5 March 2014

At: 11.15

RNS: 5818B

VODAFONE GROUP PLC
(‘the Company’)

DIRECTORATE CHANGE

Anne Lauvergeon, a Non-Executive Director, who joined the Board in November 2005, has notified the Company of her intention to step down as a Director of the Company at the 2014 Annual General Meeting on  29 July 2014 in order to take up an appointment as a Non-Executive Director of Rio Tinto plc and Rio Tinto Limited.

Gerard Kleisterlee, Chairman, said: “On behalf of the Board, I would like to thank Anne for her contribution to the development of Vodafone over the over the last eight years. We wish her all the best for the future.”

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 6, 2014	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary